

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Philip Norcross
Partner
Parker McCay
9000 Midlantic Drive
Suite 200
Mount Laurel, NJ 08054

       Re: REPUBLIC FIRST BANCORP INC
            PREN14A filed August 8, 2023
            Filed by the Braca-Norcross Group
            SEC File No. 0-17007

Dear Philip Norcross:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Defined terms have the same meaning as in your proxy statement.

PREN14A filed August 8, 2023

The Norcross-Braca Nominees, page 17

1. Clarify the dates of each business position held by each of your nominees, including Mr. Hilferty. See Item 401(e) of Regulation S-K and Item 7 of Schedule 14A.

The Groups Financial Advisor, page 28

2. Disclose what fees have been paid to Raymond James to date. We note that fees are owed to Raymond James if, among other things, "the Group continues to hold an interest in securities of the company on June 30, 2023, plus, in each case, a $250,000 fee." Since it is now August 2023, it is unclear whether those fees (and any others) have been paid.

Certain Additional Information , page 29

3.   Please revise to specify what information you are incorporating by reference from the Company's proxy statement. See Rule 14a-5(c)

Shareholder Proposals and Nominations for the 2023 Annual Meeting, page 29

4.   Please revise to include the information required by Rule 14a-5(e) regarding deadlines for next year's annual meeting.

General

5.   Where you reference the Company's nominees, include a statement referring shareholders to the Company's proxy statement, available without cost on the Commission's website, where they can access information about the Company's nominees. See Item 7 of Schedule 14A.

6.   Include a statement that you will solicit the holders of at least 67% of the voting power of shares entitled to vote at the 2022 annual meeting, as required by Rule 14a-19(a)(3).

7.   Please include the statement of internet availability of your proxy materials and the other information required by Rule 14a-16(b)-(d) of Regulation 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at (202) 551-3263.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions